UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.            )

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel

FirstMark Capital, L.L.C.

1221 Avenue of the Americas

New York, New York 10020

(212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0

1	Names of Reporting Persons. FirstMark Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 2,152,421 (1)(2)
8 Shared Voting Power 0
9 Sole Dispositive Power 2,152,421 (1)(2)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,152,421 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐(1)
13	Percent of Class Represented by Amount in Row 11 18.33%(1)(2)
14	Type of Reporting Person (See Instructions) IA

(1)	See Item 5 below.
(2)	As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with FAMC (as defined below) pursuant to the terms of the Stockholders’ Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 47,726,521 shares of Class B Common Stock (as defined herein), in the aggregate, beneficially owned by FAMC (which are convertible on a one for one basis into an equal amount of shares of Class A Common Stock, at any time at the sole discretion of FAMC, as well as upon the occurrence of certain events specified in the Issuer’s first amended and restated certificate of incorporation, as amended). Accordingly, such shares of Class B Common Stock are not included in the amounts specified by the Reporting Person above.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12395 First American Way, Poway, California 92064. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in this Statement.

ITEM 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by FirstMark Capital, L.L.C., a Delaware limited liability company (the “Reporting Person”). Effective August 20, 2008, the Reporting Person became the investment manager of certain funds formerly managed by the venture capital division of Pequot Capital Management, Inc., a Connecticut corporation (“Pequot”), including all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

The Reporting Person acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority. The address of the principal business and office of the Reporting Person, and of the Executive Officers and Controlling Persons (as defined below) is 1221 Avenue of the Americas, New York, NY 10020.

The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, FirstMark II, L.P., a Delaware limited partnership, formerly known as Pequot Private Equity Fund II, L.P., a Delaware limited partnership (the “Fund”).

The executive officers of the Reporting Person are Messrs. Gerald Poch, Lawrence D. Lenihan, Jr., Amish Jani, Richard Heitzmann and Brian Kempner and the controlling shareholders are Messrs. Poch and Lenihan (collectively, the “Executive Officers and Controlling Persons”). Each of the Executive Officers and Controlling Persons is a citizen of the United States.

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person has acquired the Class A Common Stock, as discussed further in this Statement, in connection with its acquisition of all of Pequot’s ownership interests in the Issuer. On June 5, 2003 at the effective time (the “Effective Time”) of the Merger (as defined below), all of the common stock of US Search.com, Inc. (“USS”) beneficially owned by the Fund was converted into 2,101,188 shares of Class A Common Stock (the “Shares”), pursuant to an Agreement and Plan of Merger, dated as of December 13, 2002 (the “Merger Agreement”), with The First American Corporation (“FAMC”), the Issuer and Stockholm Seven Merger Corp., a Delaware corporation (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into USS (the “Merger”) and USS continued as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Issuer. In addition, outstanding warrants to purchase USS shares were assumed by the Issuer and became warrants to purchase an aggregate of 97,193 shares of Class A Common Stock (the “Warrants”) and options to purchase USS shares were assumed by the Issuer and became options to purchase an aggregate of 5,829 shares of Class A Common Stock (the “Options”). As such, no additional funds were expended by the Fund in connection with the acquisition of the Shares, the Warrants and the Options.

On December 2, 2005, the Fund exercised the 12/01 Warrant and the 8/02 Warrant (each, as defined below) pursuant to the cashless exercise provisions and surrendered an aggregate of 42,849 shares of Class A Common Stock in connection with such cashless exercise. As such, no additional funds were expended by the Fund in connection with the exercise of the 12/01 Warrant and the 8/02 Warrant.

The Merger Agreement was previously incorporated by reference as Exhibit 1 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. The description herein of the Merger Agreement is qualified in its entirety by reference to such agreement.

ITEM 4.	PURPOSE OF TRANSACTION

The Fund acquired the Class A Common Stock beneficially owned by it pursuant to the terms of the Merger Agreement. The Reporting Person considers the Class A Common Stock as an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Class A Common Stock or dispose of shares of Class A Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Stockholders Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Fund entered into a Stockholders Agreement (the “Stockholders Agreement”) among the Fund, FAMC and the Issuer.

FAMC agreed to vote, and cause each of its affiliates to vote, all of its shares of the Issuer, or otherwise take such action, as is necessary to ensure that the size of the board of directors of the Issuer will be no more than 10 directors. In addition, FAMC and each of its affiliates will cause the election to the board of directors of the Issuer of one representative designated in writing by the Fund who initially is Lawrence D. Lenihan, Jr. However, FAMC and its affiliates are not required to vote their shares in favor of any such representative if: (i) such representative is an officer, director or employee of a person, that is, directly or through its subsidiaries, materially engaged in an individual background screening business that competes with the individual background screening business owned by the Issuer and its subsidiaries; or (ii) such representative is or has been the subject of any of the matters described in Rule 262(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In lieu of designating a member of the board of directors, the Fund may, subject to execution of a mutually agreed confidentiality agreement, designate a representative to: (x) attend all regular and special meetings of the Issuer’s board of directors in a non-voting, observer capacity; and (y) receive all notices and materials provided to members of the board of directors, other than privileged information or information that the board reasonably determines to conflict with such representative’s rights. The director designation right under the Stockholders Agreement terminates on the first date on which the Fund owns less than 75% of all of the Class A Common stock issued to the Fund and its affiliates at the closing of the Merger.

The securities that may be registered under the Stockholders Agreement are: (i) any Class A Common Stock that the Fund or any of its affiliates own at the date of closing of the Merger or received or is receivable upon the exercise of warrants held at such closing; (ii) any securities received or receivable as a dividend, stock split or other distribution with respect to other registrable securities; (iii) any securities received or receivable upon specific reorganization, reclassification, merger, consolidation or other similar events; and (iv) any Class A Common Stock acquired by the Fund or its affiliates after the date of Stockholders Agreement, the transfer of which is restricted under Rule 144 of the Securities Act. The Fund has the right, by written notice delivered to the Issuer, to require the Issuer to register under the Securities Act the resale registrable securities (as described above) having an aggregate offering price (before deducting of underwriting discounts and commissions) to the public in excess of $5.0 million. Subject to certain customary exceptions, upon receipt of a notice by the Reporting Person, the Issuer will effect, as expeditiously as reasonably possible, the registration under the Securities Act of all registrable securities that the Fund requests to be registered. Pursuant to the terms of the Stockholders Agreement, the Fund also has customary piggyback with respect to certain underwritten offerings and S-3 registration rights. The registration rights under the Stockholders Agreement terminate on the earlier of: (i) the fourth anniversary of the effective date of the Merger; and (ii) the first date following the effective date of the Merger on which (a) the Issuer is then providing current public information within the meaning of Rule 144(c)(1) promulgated under the Securities Act, (b) no representative designated by the Fund pursuant to the Stockholders Agreement is a member of the board of the Issuer and (c) the Fund and its affiliates are able to sell all of their registrable securities without restriction under Rules 144 and 145 promulgated under the Securities Act during a three-month period.

The Merger Agreement was previously incorporated by reference as Exhibit 1 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. A copy of the Stockholders Agreement was previously incorporated by reference as Exhibit 2 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 2,152,421 shares of Class A Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 18.33% of Class A Common Stock outstanding as of April 25, 2008 (after giving effect to the exercise of the 12/01 Warrant and the 8/02 Warrant (in each case, as such terms are defined in Item 6 below) and the surrender of 42,849 shares of Class A Common Stock in connection with the exercise thereof).

In addition, by virtue of the Stockholders Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes FAMC and the Reporting Person. While the Reporting Person does not concede that such a “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. To the knowledge of the Reporting Person and based on documents publicly filed by FAMC, such group would be deemed to beneficially own, in the aggregate, 49,878,942 shares of Class A Common Stock, representing 83.9% of the Class A Common Stock outstanding as of April 25, 2008, after giving effect to (i) the exercise of the 12/01 Warrant and the 8/02 Warrant and the surrender of 42,849 shares of Class A Common Stock in connection with the exercise thereof, (ii) the conversion of 47,726,521 shares of Class B Common Stock beneficially owned by FAMC into shares of Class A Common Stock, and (iii) the exercise of options exercisable within 60 days of the date hereof. The Reporting Person expressly disclaims beneficial ownership of Class A Common Stock beneficially owned by FAMC and does not affirm that any such “group” exists.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 2,152,421 shares of Class A Common Stock. Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Class B Common Stock beneficially owned by FAMC. The Reporting Person expressly disclaims beneficial ownership of Class A Common Stock beneficially owned by FAMC and does not affirm that any such “group” exists.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Merger Agreement described in Items 3 and 4, incorporated by reference as Exhibit 1 to the Schedule 13D previously filed by Pequot and is incorporated by reference herein. Reference is also made to the Stockholders Agreement described in Item 4, incorporated by reference as Exhibit 2 to the Schedule 13D previously filed by Pequot and is incorporated by reference herein.

First Advantage Corporation 2003 Incentive Compensation Plan

On June 5, 2003, at the Effective Time, pursuant to the Issuer’s 2003 First Advantage Incentive Compensation Plan (the “Plan”), Lawrence D. Lenihan, Jr. (“Lenihan”), who is also an employee of the Reporting Person, was granted a seat on the Board of Directors of the Issuer and received an option (the “2003 Director Options”) to purchase up to 5,000 shares of Class A Common Stock. On May 20, 2004, Lenihan received an option (the “2004 Director of Options”) to purchase up to 2,500 shares of Class A Common Stock. On September 13, 2005, Lenihan received an option (the “2005 Director Option” and together with the 2003 Director Options and the 2004 Director Options, the “Director Options”) to purchase up to 2,500 shares of Class A Common Stock. The 2003 Director Options and the 2004 Director Options vest in equal parts on each of the first three anniversaries of the date of grant. The 2005 Director Options vest 34%, 33% and 33% on the first, second and third anniversaries, respectively, of the date of grant. As of the date of this filing, the Director Options are exercisable for to purchase an aggregate of 4,167 shares of Class A Common Stock.

Converted Options

On September 7, 2000, USS granted the Fund an option to purchase USS shares (the “9/00 Option”), which provided for the vesting of 33  1/3% of the options at the one, two, and three year anniversary of the date of the grant, beginning September 7, 2001. At the Effective Time, the 9/00 Option was assumed by the Issuer in the Merger and became an option to purchase 2,829 shares of Class A Common Stock at an exercise price of $46.25 per share. As of the date of this filing, the 9/00 Option is fully vested.

On July 25, 2001, USS granted the Fund an option to purchase USS shares (the “7/01 Option”), which provided for the vesting of 33  1/3% of the options at the one, two, and three year anniversary of the date of the grant and which was revised to fully vest, based on a vesting schedule vesting one-twelfth each month over an annual period. At the Effective Time, the 7/01 Option was assumed by the Issuer in the Merger and became an option to purchase 2,000 shares of Class A Common Stock at an exercise price of $50.25 per share. As of the date of this filing, the 7/01 Option has fully vested.

On July 17, 2002, USS granted the Fund an option to purchase USS shares (the “7/02 Option”), which provided for the vesting of one-twelfth of the option at the end of each month subsequent to the grant date beginning July 31, 2002. At the Effective Time, the 7/02 Option was assumed by the Issuer in the Merger and became an option to purchase 1,000 shares of Class A Common Stock at an exercise price of $14.50 per share. As of the date of this filing, the 7/02 option is fully vested.

Converted Warrants

On June 5, 2001, USS issued a warrant to the Fund to acquire USS shares (the “6/01 Warrant”). At the Effective Time, the 6/01 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 41,462 shares of Class A Common Stock. The 6/01 Warrant is immediately exercisable at an exercise price of $12.05925 per share.

On December 20, 2001, USS issued a warrant to the Fund to acquire USS shares (the “12/01 Warrant”). At the Effective Time, the 12/01 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 44,700 shares of Class A Common Stock, at an exercise price of $26.10 per share. On December 2, 2005, the Fund exercised the 12/01 Warrant pursuant to the cashless exercise provisions of the 12/01 Warrant and surrendered 40,935 shares of Class A Common Stock in connection with such cashless exercise.

On July 18, 2002, USS issued a warrant to the Fund to acquire USS shares (the “7/02 Warrant”). At the Effective Time, the 7/02 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 8,940 shares of Class A Common Stock. The 7/02 Warrant is immediately exercisable at an exercise price of $26.10 per share and expires on July 18, 2006.

On August 5, 2002, USS issued a warrant to the Fund to acquire USS shares (the “8/02 Warrant”). At the Effective Time, the 8/02 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 2,091 shares of Class A Common Stock, at an exercise price of $26.10 per share. On December 2, 2005, the Reporting Person exercised the 8/02 Warrant pursuant to the cashless exercise provisions of the 12/01 Warrant and surrendered 1,914 shares of Class A Common Stock in connection with such cashless exercise.

The description of the Plan above does not purport to be complete and is qualified in its entirety by reference to the Plan itself, which was previously incorporated by reference as Exhibit 3 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. Other than as described above, the 9/00 Option, the 7/01 Option and the 7/02 Option have substantially similar terms, a form of which was previously filed as Exhibit 4 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. The 6/01 Warrant was previously incorporated by reference as Exhibit 5 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. The 12/01 Warrant, the 7/02 Warrant and the 8/02 Warrant have substantially similar terms, a form of which was previously filed as Exhibit 6 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. The descriptions of such plans, options, warrants and agreements do not purport to be complete and are qualified in their entirety by reference to such plans, options, warrants and agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

FirstMark Capital, L.L.C.

Date: August 25, 2008	By:	/s/ Brian Kempner
Brian Kempner
Chief Operating Officer & General Counsel